UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION





                                 PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                                in the matter of

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                File No. 70-6802
                            Dallas, Texas 75266-0164








                                REPORT FOR PERIOD

                   July 1, 1998 through September 30, 1998

                               PURSUANT TO RULE 24

I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of service ID's and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. No costs were incurred this quarter.


EXPENDITURES BY PROJECT :
(thousands)
                                      COLETO             WALKER
                                      CREEK              COUNTY
QUARTER ENDED SEPTEMBER 30, 1998

CPL                                    $ --               $ --

PSO                                      --                 --

SWP                                      --                 --

WTU                                      --                 --

TOTAL                                  $ --               $ --

EXPENDITURES BY PROJECT :
(thousands)
                                     COLETO             WALKER
                                      CREEK             COUNTY
NINE MONTHS ENDED SEPTEMBER 30, 1998

CPL                                   $ --               $ --

PSO                                     --                 --

SWP                                     --                 --

WTU                                     --                 --

TOTAL                                 $ --               $ --



(C)  FUEL PROJECTS

SOUTH  HALLSVILLE:   Work on this project  consisted of overseeing the  contract
miner's    reclamation    activities.   Land  and  lignite   lease   maintenance
comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.

WALKER/GRIMES:    Land  and  lignite  lease   maintenance  as  well  as  advance
royalty  payments  comprised  the majority of the  work on this  project.   This
lease was terminated late in 1996.

KARNACK/WOODLAWN:   Land  and  lignite  lease  maintenance   as well as  advance
royalty  payments  comprised  the  majority of the work on this  project.   This
lease was terminated late in 1996.



(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                     SOUTH          DOLET
OWNERSHIP PERCENTAGE              HALLSVILLE        HILLS

SWP                                 85.936%        46.094%

NON-AFFILIATED ENTITIES             14.064%        53.906%

TOTAL                              100.000%       100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.

ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $8,197 for the third quarter.


EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED           SOUTH      DOLET
SEPTEMBER 30, 1998    HALLSVILLE   HILLS
                         (1)        (1)

CPL                      $ --       $ --

PSO                        --         --

SWP                        26         (1)

WTU                        --         --

TOTAL                    $ 26      $  (1)

(1) Excludes non-affiliated interests in these projects.


NINE MONTHS ENDED       SOUTH      DOLET
SEPTEMBER 30, 1998    HALLSVILLE   HILLS
                         (1)        (1)

CPL                      $ --       $ --

PSO                        --         --

SWP                     3,305        217

WTU                        --         --

TOTAL                 $ 3,305      $ 217

(1) Excludes non-affiliated interests in these projects.

BUDGET VS. ACTUAL BY PROJECT:
(thousands)

                         QUARTER ENDED           NINE MONTHS ENDED
                       SEPTEMBER 30, 1998        SEPTEMBER 30, 1998
                       ------------------        ------------------
                       BUDGET      ACTUAL       BUDGET        ACTUAL

SOUTH HALLSVILLE(1)   $ 1,273       $ 26       $ 3,819       $ 3,305

DOLET HILLS (1)           172         (1)          517           217

TOTAL                 $ 1,445       $ 25       $ 4,336       $ 3,522

(1) Excludes non-affiliated interests in these projects.


                                    SINCE
CUMULATIVE  EXPENDITURES        JANUARY 1, 1984
(thousands)

SOUTH HALLSVILLE (1)              $ 31,490

DOLET HILLS (1)                     11,293

ABANDONED PROJECTS                  24,101

TOTAL                             $ 66,884

(1) Excludes non-affiliated interests in these projects.

II.  FUEL PRODUCTION ACTIVITIES


                                                     CONTRACT
                               TOTAL        TOTAL     MINER'S     TOTAL
                               TONS         TONS     DELIVERED   COST OF
                             PRODUCED      SHIPPED   COST/TON    FUEL/TON
                                                                   (3)
QUARTER ENDED
SEPTEMBER 30, 1998

SOUTH HALLSVILLE  (1)        943,824      952,150    $11.44      $13.66

DOLET HILLS  (2)             279,470      281,000    $26.35      $29.94


NINE MONTHS ENDED
SEPTEMBER 30, 1998

SOUTH HALLSVILLE  (1)      2,248,984    2,125,041    $14.59      $16.79

DOLET HILLS  (2)             689,804      700,410    $27.17      $29.77

The above amounts exclude non-affiliated interests in these projects.


(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.



III.  OIL AND GAS ACTIVITIES

CPL incurred no expenditures related to the operation and development of existing leases in south Texas.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 20th day of November 1998.




                                    By :   /s/ R. Russell Davis
                                    R. Russell Davis
                                    Controller
                                    Central and South West Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000